

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Douglas Lindsay
Chief Executive Officer
Aaron's SpinCo, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3182

> **Re: Aaron's SpinCo, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 10**
> **Submitted October 13, 2020**
> **CIK No. 0001821393**

Dear Mr. Lindsay:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 submitted October 13, 2020

Exhibit 99.1
Exclusive Forum, page 123

1. We note that your forum selection provision identifies the Georgia State-Wide Business Court as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure, and state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note

that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Notes to Combined Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
Lease Merchandise, page F-10

2. We note your response to our prior comment 8, in which you indicate that "[b]ased on historical experience, the Company has concluded that merchandise is not recoverable on lease agreements where payments from the lessee are 60 days or more past due; therefore, the Company's policy is to write-off the remaining net book value of merchandise on lease agreements after they become 60 days delinquent. Therefore, write-offs of lease merchandise for the full year are expected to be higher than the allowance at any point in time." Please help us understand why write-offs for the full year are expected to be higher than the allowance at any point in time. In this regard, please also tell us what consideration was given to the historical loss data for lease agreements where payments from the lessee are 60 days or more past due.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert J. Leclerc, Esq.